June 14, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                            Your Letters Dated May 31, 2011 (the “Follow-Up Comment Letter”), April 13, 2011, March 1, 2011 and January 25, 2011, regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2010 and Form 10-Q’s for the Quarterly Periods Ended December 31, 2010 and March 31, 2011

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Follow-Up Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Follow-Up Comment Letter the Company offers the following responses:

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Accounts and Notes Receivable, Allowance for Doubtful Accounts and Credit Quality of Financing Receivables, page 10

1.            You state that collection experience is the primary indicator used to monitor the credit quality of your receivables, but you do not segregate receivables by credit quality indicators. Please clarify these statements and explain how your disclosure meets the requirements of ASC 310-10-50-29(a) and (b). In this regard, ensure that your disclosures provide a clear description of how you use collection experience to monitor credit quality. See ASC 310-50-30. Tell us whether you are implementing any policies or procedures to begin segregating your receivables by credit quality indicator in a manner that can be used to assess the credit quality of your receivables.

Response:

In regards to the Staff’s comment pertaining to the indicators used to monitor the credit quality of our receivables, we utilize a variety of information in monitoring and evaluating our accounts and notes receivable.  We acknowledge that our disclosure from the Form 10-Q for the Quarterly Period Ended March 31, 2011 indicated:

“Gaming is a highly regulated industry requiring customers to obtain a gaming operator’s license and verify with the applicable regulatory agency that they have the financial resources to operate a gaming establishment. Many of the Company’s customers, including new casinos that have opened in recent years, are owned by existing multi-property customers that have established a favorable payment history with the Company. Collection experience is the primary indicator management utilizes to monitor the credit quality of its receivables. The Company does not segregate its accounts and notes receivable by credit quality indicators. The Company monitors the credit quality of receivables based upon past due aging information and historic collection experience. Receivables are classified as past due if a scheduled payment is not received within terms. Past due accounts receivable are monitored closely to expedite payments and to record necessary allowances.”

The intent of our disclosure was to indicate while we do review historical collection experience based on the most recent twelve month period, this analysis is conducted on an aggregated level and is utilized in conjunction with other factors to determine our allowance for doubtful accounts.

Our disclosure segregates receivable balances by our primary credit quality indicator, the aging of receivables which details current and past due accounts and notes receivable balances. We believe the disclosure provides the appropriate level of quantitative information related to the credit quality of our financing receivables as well as our recorded investment by credit quality indicator.  There are several examples of credit quality indicators listed in ASC 310-10-55-19, and we believe our use of receivables aging is in accordance with ASC 310-10-55-19(g), “other internal metrics.”  Additionally, we believe aging to be the most appropriate indicator of the credit quality for our accounts and notes receivable.  We will clarify our disclosure in future filings, beginning with our Form 10-K for our fiscal year ended June 30, 2011, as follows:

“Gaming is a highly regulated industry requiring customers to obtain a gaming operator’s license and verify with the applicable regulatory agency that they have the financial resources to operate a gaming establishment. Many of the Company’s customers, including new casinos that have opened in recent years, are owned by existing multi-property customers that have established a favorable payment history with the Company.

The Company monitors the credit quality of its accounts and notes receivable based on the aging which segregates receivable balances as either current or past due. Receivables are classified as past due if a scheduled payment is not received within contractually agreed upon terms. Identification of a past due balance triggers an internal review of customer collection history as slowing payment trends may be an indication of a customer’s deteriorating financial condition.  Past due accounts and notes receivable are more likely to have a risk of loss and are evaluated by management for necessary allowances, if applicable. Receivables are written off only after the Company has exhausted all of its collection efforts. The Company utilizes its accounts and notes receivable aging in conjunction with aggregate historical collection experience for the most recent twelve month period, to establish an allowance for doubtful accounts receivable.”

Given that our segregation of receivables by aging is the best indicator of credit quality for our customer base and aging continues to serve as our established basis for monitoring credit quality, we have no current plans to implement additional policies or procedures with respect to assessing the credit quality of our receivables. As noted above, we also believe our established method for monitoring the credit quality of our accounts and notes receivable meet the disclosure requirements of the guidance.

Revenue recognition, page 13

2.            We note the revised revenue recognition policy disclosure in response to prior comment 2. Consistent with comment 3 in our letter dated March 1, 2011, please ensure that your revenue recognition policy addresses the general timing of delivery or performance of service for each deliverables within the arrangements and the general timing of revenue recognition for each significant unit of accounting. In this regard, tell us where you have provided these disclosures for professional services and hardware maintenance and product support.

Response:

In response to the Staff’s comment regarding the general timing of delivery or performance and revenue recognition for hardware maintenance and product support fees, we respectfully request the Staff to consider the following disclosure from page 15 of our Form 10-Q for the Quarterly Period Ended March 31, 2011:

“Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.”

In future filings, beginning with our Form 10-K for our fiscal year ended June 30, 2011, we will further clarify our disclosure related to the timing of delivery and revenue recognition for maintenance and product support fees, as follows (new text is underlined):

“Systems-based hardware includes embedded software that is essential to the functionality of the hardware. Accordingly, revenue related to all systems-based hardware sales and related maintenance and product support fees are recognized under general revenue recognition guidance. Prior to July 1, 2009, systems-based hardware was recognized under software revenue recognition guidance. Revenue from the sale of systems-based hardware is generally recognized upon delivery when title and risk of loss have passed to the customer and all other revenue recognition criteria are met. However, in the case of arrangements involving a systems installation, revenue on the systems-based hardware is generally not recognized until the system has been installed and the customer has accepted the system. Hardware maintenance and product support fees are recognized during the term of the support period which is generally 12 months.

Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. The Company’s software maintenance and product support arrangements are generally for 12 month periods. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.”

We note the Staff’s comment regarding the general timing of delivery or performance and revenue recognition for professional services and in response thereto, note that we considered disclosure of such information, but believe that no disclosure is necessary as revenue from professional services is not material to our consolidated financial statements. In fiscal years 2010 and 2011, the amount of such revenue was less than 4% of total revenue for the Company. The Company will continue to monitor professional services revenue and to the extent these amounts become material, we will expand our disclosure pertaining to the timing of delivery and revenue recognition for professional services.

3.            Your revised revenue recognition policy disclosure in response to prior comment 2 should be further clarified to describe how consideration is allocated in arrangements that include both deliverables accounted for under general revenue recognition guidance and those accounted for under software revenue recognition guidance. Describe how the consideration is first allocated to the non-software deliverables, and to the software deliverables as a group, in accordance with ASC 605-25-15-3A. Further explain how the consideration allocated to the software deliverables as a group is then separated and allocated to each software deliverables based on the software revenue recognition guidance. Refer to ASC 985-605-25-10(f).

Response:

We note the Staff’s comment to further clarify the allocation of consideration to non-software and software deliverables as a group and the allocation of consideration to each software deliverable after allocation to all deliverables as a group. In future filings, beginning with our Form 10-K for our fiscal year ended June 30, 2011, we will further clarify our disclosure, as follows (new text is underlined):

“At the inception of a multiple element arrangement, fees under the arrangement for both software and nonsoftware deliverables as a group are first allocated to all units of accounting based on their relative selling price. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence (“VSOE”), then third-party evidence (“TPE”) and finally management’s estimate of the selling price (“ESP”). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.”

The Company uses the residual method to recognize revenue allocated to software deliverables. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In arrangements in which the Company does not have VSOE of fair value of all undelivered software elements, revenue is deferred until delivery occurs or VSOE of fair value has been established for any remaining undelivered software elements. In the event the only undelivered software element is maintenance and product support for which VSOE of fair value does not exist, the revenue is recognized ratably over the maintenance and product support period.”

Also in response to the Staff’s comment regarding the allocation of consideration to each software deliverable after allocation to all deliverables as a group, beginning with our Form 10-K for our fiscal year ended June 30, 2011, we will further clarify our revenue disclosure, as follows (new text is underlined; ~~strikethrough~~ text to be deleted):

“The Company licenses systems software on a perpetual basis or under time-based licenses. Revenue from perpetual license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from maintenance and product support fees sold with perpetual licenses is recognized over the term of the support period. The Company’s time-based licenses are generally for twelve month terms and are bundled with software maintenance and product support fees. All revenue from such arrangements ~~time-based software licenses~~ is recognized over the term of the license.”

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We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Neil Davidson
Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.

Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.